Exhibit 12.2

PRO FORMA COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)	Year ended December 26, 2004
Fixed charges as defined:
Interest expense	$57,234
One-third of non-cancelable lease rent	1,281

Total fixed charges (A)	58,515

Earnings as defined:
Pretax earnings (loss)	115,779
Add fixed charges	58,515

Earnings and fixed charges (B)	174,294

Ratio of earnings to fixed charges: (B/A)	2.98